As filed with the United States Securities and Exchange Commission on November 7, 2025.

Registration No. 333-286070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
DEVVSTREAM CORP.
(Exact name of registrant as specified in its charter)

Alberta, Canada	001-40977	86-2433757
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2108 N St., Suite 4254 Sacramento, California (Address of principal executive offices)	95816 (Zip Code)

(818) 683-2765
(Registrant’s telephone number, including area code)

Sunny Trinh, Chief Executive Officer
2108 N St., Suite 4254
Sacramento, California 95816
(647) 689-6041
With copies to:

Julio C. Esquivel, Esq.
Shumaker, Loop & Kendrick, LLP
101 East Kennedy Boulevard
Suite 2800
Tampa, Florida 33602
Telephone: (813) 229-7600
Facsimile: (813) 229-1660

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of DevvStream Corp. File No. 333-286070) initially filed on March 25, 2025 and declared effective by the Securities and Exchange Commission on July 10, 2025 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consent of (i) MNP LLP and (ii) Davidson & Company LLP with respect to their reports dated November 5, 2025 relating to the financial statements of DevvStream Corp.. contained in its Annual Report on Form 10-K for the year ended July 31, 2025 and included in the Prospectus Supplement No. 10 dated November 6, 2025 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 and Exhibit 23.2 (collectively, the “Consents”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consents. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.
Exhibit No.	Description
23.1	Consent of MNP, LLP.
23.2	Consent of Davidson & Company LLP.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sacramento, California, on November 7, 2025.

DEVVSTREAM CORP

By:	/s/ Sunny Trinh
	Name:	Sunny Trinh
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sunny Trinh/	Chief Executive Officer (Principal Executive Officer)	November 7, 2025.
Sunny Trinh

*	Chief Financial Officer (Principal Financial and Accounting Officer)	November 7, 2025.
David Goertz

*	Director	November 7, 2025.
Wray Thorn

*	Director	November 7, 2025.
Carl Stanton

*	Director	November 7, 2025.
Michael Max Bühler

*	Director	November 7, 2025.
Stephen Kukucha

*	Director	November 7, 2025.
Jamila Piracci

* By: /s/ Sunny Trinh
Sunny Trinh
Attorney-in-Fact